Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Quoin Pharmaceuticals Ltd. of our report dated April 13, 2022 (except for Notes 2 and 17 as to which the date is August 2, 2022 as referenced within the financial statements filed on August 2, 2022 in Form F-1), which includes an emphasis of a matter regarding the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements as of and for the year ended December 31, 2021 appearing in the Annual Report on Form 10-K of Quoin Pharmaceuticals Ltd. for the year ended December 31, 2022.

/s/ Friedman llp

East Hanover, New Jersey

March 15, 2023